FIGO VENTURES, INC.
3270 ELECTRICITY DRIVE
WINDSOR, ONTARIO
CANADA N8W 5JL

Via EDGAR

July 8, 2014

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	John Reynolds, Assistant Director

Re:	FIGO Ventures, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed June 13, 2014 File No. 333-195306

Dear Mr. Reynolds:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated June 25, 2014 by John Reynolds, Assistant Director of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FIGO Ventures, Inc.

By:	/s/ Ania Wlodarkiewicz
Ania Wlodarkiewicz
Chief Executive Officer